                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)

                         Cablevision Systems Corporation
                                (Name of Issuer)

       Cablevision NY Group Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

             Cablevision NY Group Class A Common Stock: 12686C-10-9
                                 (CUSIP Number)

                                October 11, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.   NAME OF REPORTING PERSON                   Charles F. Dolan, individually
                                                and as Trustee of the Charles F.
                                                Dolan 2004 Grantor Retained
                                                Annuity Trust

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)                                              Not applicable

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

--------------------------------------------------------------------------------

               7.  SOLE VOTING POWER

                   29,447,929
               -----------------------------------------------------------------
  NUMBER OF    8.  SHARED VOTING POWER
   SHARES
BENEFICIALLY       1,189,350
  OWNED BY     -----------------------------------------------------------------
    EACH       9.  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          29,447,929
    WITH       -----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                   1,189,350

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     30,637,279

--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN

--------------------------------------------------------------------------------

* Excludes 35,139,927 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                                     Helen A. Dolan

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)                                              Not applicable

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                 00- See Item 3 of Statement

--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

--------------------------------------------------------------------------------

               7.  SOLE VOTING POWER

                   0
               -----------------------------------------------------------------
  NUMBER OF    8.  SHARED VOTING POWER
   SHARES
BENEFICIALLY       30,637,279
  OWNED BY     -----------------------------------------------------------------
    EACH       9.  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH       -----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                   30,637,279

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     30,637,279

--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

* Excludes 35,139,927 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

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1.   NAME OF REPORTING PERSON                   James L. Dolan, individually and
                                                as a Trustee of the D.C. James
                                                Trust and the CFD Trust No. 6
                                                and as Trustee of the Marissa
                                                Waller 1989 Trust, the Charles
                                                Dolan 1989 Trust and the Ryan
                                                Dolan 1989 Trust

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)                                              Not applicable

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

--------------------------------------------------------------------------------

               7.  SOLE VOTING POWER

                   987,736
               -----------------------------------------------------------------
  NUMBER OF    8.  SHARED VOTING POWER
   SHARES
BENEFICIALLY       3,724,680
  OWNED BY     -----------------------------------------------------------------
    EACH       9.  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          987,736
    WITH       -----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                   3,724,680

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,712,416

--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

* Excludes 60,270,549 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                   Patrick F. Dolan, individually
                                                and as a Trustee of the D.C.
                                                Patrick Trust and the CFD Trust
                                                No. 4 and as Trustee of the Tara
                                                Dolan 1989 Trust

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)                                              Not applicable

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

--------------------------------------------------------------------------------

               7.  SOLE VOTING POWER

                   168,540
               -----------------------------------------------------------------
  NUMBER OF    8.  SHARED VOTING POWER
   SHARES
BENEFICIALLY       3,544,063
  OWNED BY     -----------------------------------------------------------------
    EACH       9.  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          168,540
    WITH       -----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                   3,544,063

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,712,603

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.6%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

* Excludes 60,555,574 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

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1.   NAME OF REPORTING PERSON                   Kathleen M. Dolan, individually
                                                and as a Trustee of the Dolan
                                                Descendants Trust, the Dolan
                                                Grandchildren Trust, the Dolan
                                                Spouse Trust, the Dolan Progeny
                                                Trust, the D.C. Kathleen Trust
                                                and the CFD Trust No. 1

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)                                              Not applicable

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

--------------------------------------------------------------------------------

               7.  SOLE VOTING POWER

                   6,381
               -----------------------------------------------------------------
  NUMBER OF    8.  SHARED VOTING POWER
   SHARES
BENEFICIALLY       11,739,849
  OWNED BY     -----------------------------------------------------------------
    EACH       9.  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          6,381
    WITH       -----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                   11,739,849

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,746,230

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

* Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 52,420,415 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                   Marianne Dolan Weber,
                                                individually and as a Trustee of
                                                the Dolan Descendants Trust, the
                                                Dolan Grandchildren Trust, the
                                                Dolan Spouse Trust, the Dolan
                                                Progeny Trust, the D.C. Marianne
                                                Trust and the CFD Trust No. 3

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)                                              Not applicable

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

--------------------------------------------------------------------------------

               7.  SOLE VOTING POWER

                   11,933
               -----------------------------------------------------------------
  NUMBER OF    8.  SHARED VOTING POWER
   SHARES
BENEFICIALLY       11,627,133
  OWNED BY     -----------------------------------------------------------------
    EACH       9.  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          11,933
    WITH       -----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                   11,627,133

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,639,066

--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

* Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 52,533,131 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                   Deborah A. Dolan-Sweeney,
                                                individually and as a Trustee of
                                                the Dolan Descendants Trust, the
                                                Dolan Grandchildren Trust, the
                                                Dolan Spouse Trust, the Dolan
                                                Progeny Trust, the D.C. Deborah
                                                Trust and the CFD Trust No. 2

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)                                              Not applicable

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

--------------------------------------------------------------------------------

               7.  SOLE VOTING POWER

                   6,381
               -----------------------------------------------------------------
  NUMBER OF    8.  SHARED VOTING POWER
   SHARES
BENEFICIALLY       11,827,803
  OWNED BY     -----------------------------------------------------------------
    EACH       9.  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          6,381
    WITH       -----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                   11,827,803

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,834,184

--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

* Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 52,420,415 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                    Lawrence J. Dolan, as a Trustee
                                                 of the Charles F. Dolan 2001
                                                 Family Trust

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)                                              Not applicable

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

--------------------------------------------------------------------------------

               7.  SOLE VOTING POWER

                   0
               -----------------------------------------------------------------
  NUMBER OF    8.  SHARED VOTING POWER
   SHARES
BENEFICIALLY       4,549,196
  OWNED BY     -----------------------------------------------------------------
    EACH       9.  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH       -----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                   4,549,196

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,549,196

--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.0%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

* Excludes 59,611,068 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                       David M. Dolan, as a Trustee
                                                    of the Charles F. Dolan 2001
                                                    Family Trust

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)                                              Not applicable

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                 00- See Item 3 of Statement

--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

--------------------------------------------------------------------------------

               7.  SOLE VOTING POWER

                   1,237,596
               -----------------------------------------------------------------
  NUMBER OF    8.  SHARED VOTING POWER
   SHARES
BENEFICIALLY       4,571,196
  OWNED BY     -----------------------------------------------------------------
    EACH       9.  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          1,237,596
    WITH       -----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                   4,571,196

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,808,792

--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.5%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

* Excludes 59,611,068 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON                     Paul J. Dolan, as a Trustee of
                                                the Dolan Descendants Trust, the
                                                Dolan Grandchildren Trust, the
                                                Dolan Spouse Trust, the Dolan
                                                Progeny Trust, the D.C. Kathleen
                                                Trust, the D.C. James Trust, the
                                                CFD Trust No. 1 and the CFD
                                                Trust No. 6, and as Trustee of
                                                the CFD Trust #10

     I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)                                      Not applicable

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

--------------------------------------------------------------------------------

               7.  SOLE VOTING POWER

                   461,018
               -----------------------------------------------------------------
  NUMBER OF    8.  SHARED VOTING POWER
   SHARES
BENEFICIALLY       15,460,212
  OWNED BY     -----------------------------------------------------------------
    EACH       9.  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          461,018
    WITH       -----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                   15,460,212

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,921,230

--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

* Excludes the 48,303,070 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                   Matthew J. Dolan, as a Trustee
                                                of the D.C. Marianne Trust, the
                                                D.C. Thomas Trust, the CFD Trust
                                                No. 3 and the CFD Trust No. 5

     I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)                                      Not applicable

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

--------------------------------------------------------------------------------

               7.  SOLE VOTING POWER

                   500
               -----------------------------------------------------------------
  NUMBER OF    8.  SHARED VOTING POWER
   SHARES
BENEFICIALLY       7,272,492
  OWNED BY     -----------------------------------------------------------------
    EACH       9.  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          500
    WITH       -----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                   7,272,492

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,272,992

--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

* Excludes 56,889,222 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                   Mary S. Dolan, as a Trustee of
                                                the D.C. Deborah Trust, the D.C.
                                                Patrick Trust, the CFD Trust No.
                                                2 and the CFD Trust No. 4

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)                                              Not applicable

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [X]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                00 - See Item 3 of Statement

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

--------------------------------------------------------------------------------

               7.  SOLE VOTING POWER

                   2,000
               -----------------------------------------------------------------
  NUMBER OF    8.  SHARED VOTING POWER
   SHARES
BENEFICIALLY       7,241,924
  OWNED BY     -----------------------------------------------------------------
    EACH       9.  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          2,000
    WITH       -----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                   7,241,924

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,243,924

--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [X]*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

* Excludes 56,940,277 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

                        Amendment No. 12 to Schedule 13D

          This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust (the "2004 GRAT"), Helen A. Dolan, James L. Dolan, individually and as a Trustee of the D.C. James Trust and the CFD Trust No. 6, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) and the Ryan Dolan 1989 Trust; Patrick F. Dolan, individually and as a Trustee of the D.C. Patrick Trust and the CFD Trust No. 4 and as Trustee of the Tara Dolan 1989 Trust; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the "Family Trusts"), the D.C. Kathleen Trust and the CFD Trust No. 1; Marianne Dolan Weber, individually and as a Trustee of each of the Family Trusts, the D.C. Marianne Trust and the CFD Trust No. 3; Deborah A. Dolan-Sweeney, individually and as a Trustee of each of the Family Trusts, the D.C. Deborah Trust and the CFD Trust No. 2; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust (the "2001 Trust"); David M. Dolan, as a Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust #10; Matthew J. Dolan as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4 (the "Reporting Persons"). The Reporting Persons report on Schedule 13D as members of a group (the "Group Members") that includes, in addition to the Reporting Persons, Thomas C. Dolan, individually and as a Trustee of the D.C. Thomas Trust and the CFD Trust No. 5, and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware. The Schedule 13D (the "Schedule") filed by the Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005, Amendment No. 5 filed on March 25, 2004, Amendment No. 6 filed on March 31, 2005, Amendment 7 filed on April 26, 2005, Amendment No. 8 filed on June 20, 2005, Amendment No. 9 filed on July 19, 2005, Amendment No. 10 filed on August 10, 2005 and Amendment No. 11 filed on September 16, 2005, is hereby amended and supplemented by the Filing Parties as set forth below in this Amendment No. 12.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The disclosure in Item 3 is hereby amended by amending and restating the final two paragraphs thereof as follows:

     "It is anticipated that the funding for the Transactions (as defined and described in Item 4 below) will be approximately $6.8 billion (including refinancing the Issuer's existing credit facility). Merrill Lynch Capital Corporation, Banc of America Securities LLC and Bank of America, N.A. and certain of their affiliates have executed a commitment letter dated June 19, 2005 (as modified by commitment acceptance extension letters dated July 18, 2005, August 9, 2005, September 9, 2005 and October 11, 2005), to
     fully finance the Transactions (together with cash on hand) through a combination of revolving credit facilities, term loans, high yield notes and/or an interim loan credit facility.

     This summary of the commitment letter and commitment acceptance extension letters does not purport to be complete and is qualified in its entirety by the commitment letter attached hereto as Exhibit 20 and the commitment acceptance extension letters attached hereto as Exhibit 22, Exhibit 23,
     Exhibit 24 and Exhibit 25, the complete texts of which are hereby incorporated by reference. The structure of the Transactions reflected in the commitment letter remains under review and subject to change prior to execution by all parties."

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

     The disclosure in the first paragraph of Item 5 is hereby amended and restated to read in its entirety as follows:

     "(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 68,356,742 shares of Class A Common Stock as a result of their beneficial ownership of (i) 4,196,478 shares of Class A Common Stock (including 1,116,439 shares of restricted stock and options to purchase 474,352 shares of Class A Common Stock that are exercisable within 60 days of the date of this filing), and (ii) 64,160,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 23.7% of the shares of Class A Common Stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 64,160,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities."

     The disclosure in the fourth paragraph of Item 5 is hereby amended and restated to read in its entirety as follows:

     "James L. Dolan may be deemed to beneficially own an aggregate of 4,712,416 shares of Class A Common Stock, including (i) 697,034 shares of Class A Common Stock (including 690,494 shares of restricted stock), (ii) options to purchase 125,667 shares of Class A Common Stock that are exercisable within 60 days of the date of this report and (ii) 3,889,715 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 987,736 shares of Class A Common Stock (including 6,381 shares of Class A Common Stock owned of record personally, 675,982 shares of restricted stock owned of record personally, 159 shares of Class A Common Stock held as custodian for a minor child, options to purchase 123,333 shares of Class A Common Stock that are exercisable within 60 days of this report, owned of record personally, and an aggregate of 181,881 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Marissa Waller 1989 Trust), and
     (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 16,486 shares of Class A Common Stock (including 14,512 shares of restricted stock and options to purchase 2,334 shares of Class A Common Stock that are exercisable within 60 days of this report) owned of record by his spouse, and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC James Trust and the CFD Trust No.
     6. He disclaims beneficial ownership of 159 shares of Class A Common Stock held as custodian for a minor child, 16,486 shares of Class A Common Stock (including 14,512 shares of restricted stock and options to purchase 2,334 shares of Class A Common Stock that are exercisable within 60 days of this report) owned of record by his spouse and an aggregate of 3,889,715 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust, the Marissa Waller 1989 Trust, the DC James Trust and the CFD Trust No. 6, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A."

     The disclosure in the sixth paragraph of Item 5 is hereby amended and restated to read in its entirety as follows:

     "Patrick F. Dolan may be deemed to beneficially own an aggregate of 3,712,603 shares of Class A Common Stock, including (i) 45,783 shares of Class A Common Stock (including 28,334 shares of restricted stock), (ii) options to purchase 62,130 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 3,604,690 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 168,540 shares of Class A Common Stock (including 17,449 shares of Class A Common Stock owned of record personally, 28,334 shares of restricted stock, options to purchase 62,130 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and 60,627 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Tara Dolan 1989 Trust), and
     (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Patrick Trust and the CFD Trust No. 4. He disclaims beneficial ownership of an aggregate of 3,604,690 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Tara Dolan 1989 Trust, the DC Patrick Trust and the CFD Trust No. 4, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A."

     The disclosure in the ninth paragraph of Item 5 is hereby amended and restated to read in its entirety as follows:

     "Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 11,834,184 shares of Class A Common Stock, including (i) 68,208 shares of Class A Common Stock (including 58,637 shares of restricted stock), (ii) options to purchase 26,127 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 5.0% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 87,954 shares of Class A Common Stock (including 58,637 shares of restricted stock and options to purchase 26,127 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, owned of record by her spouse) and 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Deborah Trust and the CFD Trust No. 2. She disclaims beneficial ownership of the 87,954 shares of Class A Common Stock (including 58,637 shares of restricted stock and options to purchase 26,127 shares of Class A Common Stock that are exercisable within 60 days) owned of record by her spouse, and 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Deborah Trust and the CFD Trust No. 2, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A."

ITEM 7 The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

     Exhibit 25: Commitment Acceptance Extension Letter, dated as of October 11, 2005, executed by Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Bank of America, N.A. and Banc of America Bridge LLC.

SIGNATURE.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 12, 2005

                                        CHARLES F. DOLAN, individually and as
                                        Trustee of the Charles F. Dolan 2004
                                        Grantor Retained Annuity Trust


                                        By:                  *
                                            ------------------------------------
                                            HELEN A. DOLAN


                                        By:                  *
                                            ------------------------------------


                                        JAMES L. DOLAN, individually and as a
                                        Trustee of the D.C. James Trust, the CFD
                                        Trust No. 6, the Marissa Waller 1989
                                        Trust, the Charles Dolan 1989 Trust and
                                        the Ryan Dolan 1989 Trust


                                        By: /s/ James L. Dolan
                                            ------------------------------------


                                        PATRICK F. DOLAN, individually and as a
                                        Trustee of the D.C. Patrick Trust, the
                                        CFD Trust No. 4 and the Tara Dolan 1989
                                        Trust


                                        By:                  *
                                            ------------------------------------


                                        KATHLEEN M. DOLAN, individually and as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, the D.C. Kathleen Trust and the CFD Trust No. 1


                                        By:                  *
                                            ------------------------------------


                                        MARIANNE DOLAN WEBER, individually and
                                        as a Trustee for Dolan Descendants
                                        Trust, Dolan Progeny Trust, Dolan
                                        Grandchildren Trust, Dolan Spouse Trust, the D.C. Marianne Trust and the CFD Trust No. 3


                                        By:                  *
                                            ------------------------------------

                                        DEBORAH A. DOLAN-SWEENEY, individually
                                        and as a Trustee for Dolan Descendants
                                        Trust, Dolan Progeny Trust, Dolan
                                        Grandchildren Trust, Dolan Spouse Trust, the D.C. Deborah Trust and the CFD Trust No. 2


                                        By:                  *
                                            ------------------------------------


                                        LAWRENCE J. DOLAN, as a Trustee of the
                                        Charles F. Dolan 2001 Family Trust


                                        By:                  *
                                            ------------------------------------


                                        DAVID M. DOLAN, as a Trustee of the
                                        Charles F. Dolan 2001 Family Trust


                                        By:                  *
                                            ------------------------------------


                                        PAUL J. DOLAN, as a Trustee for Dolan
                                        Descendants Trust, Dolan Progeny Trust,
                                        Dolan Grandchildren Trust, Dolan Spouse
                                        Trust, the D.C. Kathleen Trust, the D.C.
                                        James Trust, the CFD Trust No. 1 and the
                                        CFD Trust No. 6 and as Trustee of the
                                        CFD Trust #10


                                        By:                  *
                                            ------------------------------------


                                        MATTHEW J. DOLAN, as a Trustee of the
                                        D.C. Marianne Trust, the D.C. Thomas
                                        Trust, CFD Trust No. 3 and CFD Trust No.
                                        5


                                        By:                  *
                                            ------------------------------------


                                        MARY S. DOLAN, as a Trustee of the D.C.
                                        Deborah Trust, the D.C. Patrick Trust,
                                        the CFD Trust No. 2 and the CFD Trust
                                        No. 4


                                        By:                  *
                                            ------------------------------------


* By: /s/ William A. Frewin, Jr.
      -------------------------------
      As Attorney-in-Fact